# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AGILENT TECHNOLOGIES, INC., CIK 0001090872
CUSIP: 00846U101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5301 Stevens Creek Blvd, Santa Clara, United States (X1), 95051
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000912938-24-000353
Filed by CIK 0000912938

## Reporting persons
- Massachusetts Financial Services Company: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 12,058,803; shared voting power 0; sole dispositive power 12,442,834; shared dispositive power 0; aggregate amount beneficially owned 12,442,834 (4.4% of the class)

## Item 1. Issuer
Name of issuer: AGILENT TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 5301 Stevens Creek Blvd, Santa Clara, CA 95051

## Item 2. Person Filing
Name of person filing: Massachusetts Financial Services Company
Address of principal business office or, if none, residence: 111 Huntington Avenue, Boston, MA 02199
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 12,442,834 shares of Common Stock consisting of shares beneficially owned by MFS and/or certain other non-reporting entities
Percent of class: 4.4
Sole power to vote or to direct the vote: 12,058,803
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,442,834
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Massachusetts Financial Services Company: Lisa Neaves, Compliance Officer (02/13/2025)